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                                                              EXHIBIT (A)(3)

[LOGO OF HI/LO AUTOMOTIVE, INC APPEARS HERE]                 2575 W. BELLFORT
                                                             HOUSTON, TEXAS
                                                             77054-5025

                                                             (713) 663-6700

                               December 24, 1997

Dear Stockholder:

  On behalf of the Board of Directors of Hi-Lo Automotive, Inc. (the "Company"), I am pleased to inform you that the Company entered into an Agreement and Plan of Merger, dated as of December 23, 1997 (the "Merger Agreement"), with O'Reilly Automotive, Inc. ("Parent") and Shamrock Acquisition, Inc., its wholly owned subsidiary (the "Purchaser"), pursuant to which the Purchaser has today commenced a cash tender offer (the "Offer") to purchase all outstanding shares of common stock, including the associated preferred stock purchase rights, of the Company (the "Shares") at a price of $4.35 per share, net to the seller in cash, without interest. The Offer is conditioned upon, among other things, the tender of at least a majority of the Shares.

  Following the successful completion of the Offer, upon the terms and subject to the conditions contained in the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation. At the effective time of the Merger, each remaining issued and outstanding Share will be converted into the right to receive $4.35 in cash, subject to dissenter's rights.

  YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER AND THE MERGER AGREEMENT, HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND THE COMPANY'S STOCKHOLDERS, AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES.

  In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which is being filed today with the Securities and Exchange Commission, including, among other things, the written opinion of SBC Warburg Dillon Read Inc., the Company's financial advisor, that the consideration to be received by the stockholders of the Company pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view.

  Additional information with respect to the Board's decision is continued in the enclosed Schedule 14D-9, and we urge you to consider this information carefully.

  In addition to the attached Schedule 14D-9, also enclosed is the Purchaser's Offer to Purchase dated December 24, 1997, together with related materials, including a Letter of Transmittal to be used for tendering your Shares in the Offer. These documents set forth the terms and conditions of the Offer and provide instructions on how to tender your Shares. I urge you to read and consider the enclosed materials carefully before making your decision with respect to tendering your Shares pursuant to the Offer.

                                          Very truly yours,

                                          T. Michael Young

                                          Chairman of the Board, President and
                                           Chief Executive Officer